UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Share Purchase Agreement

On September 18, 2025, Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into a share equity purchase agreement (the “Purchase Agreement”) with Mobius Technology Co., Limited, a company incorporated under the laws of Hong Kong SAR (“Mobius”), Dreamwork International Investments Ltd., a company incorporated under the laws of British Virgin Islands (“Dreamwork” and together with Mobius, the “Sellers”), and Mobius Technology Limited (the “Core Team”), a company incorporated under the laws of British Virgin Islands and consisting of the key executives and digital asset experts of aitos (as defined below).

Pursuant to the Purchase Agreement, the Company has agreed to purchase from the Sellers an aggregate of 1,745 ordinary shares of aitos.io Pte. Ltd., a technology company focused on the integration of Internet of Things (IoT) innovations and blockchain technology (“aitos”), representing 16.58% of aitos’ issued and outstanding shares (the “aitos Shares”), for a total consideration of $8.29 million, payable in 5,181,250 Class B ordinary shares of the Company (the “Consideration Shares”) at $1.6 per share, within fifteen (15) business days from the execution of the Purchase Agreement (the “Closing”). In addition to the Consideration Shares, the Company has agreed to issue 6,000,000 Class B ordinary shares (the “Incentive Shares”) to the Core Team as performance incentives and retention bonus upon the Closing. The Consideration Shares and Incentive Shares are subject to transfer restrictions and each will be unlocked in two tranches: 50% three months after the Closing and the remaining 50% six months after the Closing. The Company will receive 50% of the aitos Shares, or 8.29% of aitos’ issued and outstanding shares, on the date that is three months following the Closing and the remaining 50% of the aitos Shares, or 8.29% of aitos’ issued and outstanding shares, on the date that is six months following the Closing.

The Company will be entitled to appoint one new director to aitos’ board of directors within five (5) business days after the Closing. The Purchase Agreement may be terminated prior to the Closing (i) upon the mutual consent of the Company and the Sellers, (ii) by either the Company or the Sellers as a result of a final and nonappealable government order, (iii) by the Company in the event of a material breach of the Sellers, which is not cured within seven (7) days after the receipt of a breach notice from the Company, (iv) upon the return of Consideration Shares to the Company pursuant to the Purchase Agreement or (v) by the Sellers in the event of a material breach of the Company, which is not cured within seven (7) days after the receipt of a breach notice from the Sellers. The Purchase Agreement contains customary representations, warranties, covenants, and closing conditions.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On September 18, 2025, the Company issued a press release entitled “Robo.ai Invests in DePIN Project Arkreen, Exploring Web3 Technology and Machine Economy Integration.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1+	Share Purchase Agreement, dated September 18, 2025, by and among Robo.ai Inc., Mobius Technology Co., Limited, Dreamwork International Investments Ltd. and Mobius Technology Limited.
99.1	Press Released, dated September 18, 2025.

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. CEPO will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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